PAESANO | AKKASHIAN

ATTORNEYS & COUNSELORS

Anthony R. Paesano
apaesano@paesanoakkashian.com

7457 Franklin Road, Suite 200
Bloomfield Hills, Michigan 48301
www.paesanoakkashian.com
T 248.792.6886
F 248.792.6885

October 31, 2014

FILED ON EDGAR
Larry Spirgel
Assistant Director
United States Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: AMERICATOWNE, INC.
FORM 8-K
FILED SEPTEMBER 23, 2014
FILED NO. 000-55206

Dear Mr. Spirgel:

This letter is in response to your October 20, 2014 comment letter to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the "Company"). I have been retained by the Company to respond to your comments and to subsequently amend the Form 8-K filed by the Company on September 23, 2014; however, of course, by no means is my representation intended to serve as notice not to communicate directly with Mr. Perkins. I would ask that you continue to correspond with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments.

General

1. We note your disclosure under Item 5.06 that you are no longer a shell. At this time, we do not agree based on, in part, your financial statements which show no assets, no cash, and no revenues. Please refer to the definition of a shell company under Rule 12b-2 of the Securities Exchange Act. Please revise to state that you continue to be a shell company under Item 2.01, Item 5.06, Management's Discussion and Analysis, and other appropriate places such as your risk factor disclosure discussing Rule 144.

Response: Securities Act Rule 405 and Exchange Act Rule 12b-2 defines a "shell company" as a company, other than an asset-backed issuer, with no or nominal operations, *and* either (a) no or nominal assets, (b) assets consisting of cash and cash equivalents, or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets. The Company submits to the United States Securities and Exchange Commission (the "Commission") that it has more than nominal operations.

In the Commission's Final Rule dated July 15, 2005, and cited as 17 CFR 230, 239, 240 and 249 (hereinafter referred to as the "July 2005 Rule"), the Commission "…recognize[d] that companies and their professional advisors often use shell companies for many legitimate corporate structuring purposes." *See* p. 3 to the July 2005 Rule. Although the Commission would not define what constituted

"nominal" on the basis that doing so would "...make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier," the Commission seemed to imply, in assessing the issue in conjunction with the filing of a Form S-8 by a shell company, that a shell company does "not operate businesses." *Id.* at 4. The Company submits to the Commission that it does operate a business.

The Company has a number of legally binding contracts that are producing revenue. It is implementing its business plan, as disclosed in the Form 8-K at issue. The Company has rights, title and use of assets consisting of contracts and leases, orders received, and licenses to use intellectual property, technology and products through the execution of Exporter Services Agreement or Licensing, Lease and Use Agreements. As set forth in its September 15, 2014 Form 8-K, the Company is engaged in negotiations with additional customers in the hopes of securing additional Exporter Services Agreement or Licensing, Lease and Use Agreements. If, and when those agreements are completed, the Company will file a Form 8-K.

From a financial standpoint, the Company's recently filed Form 10-Q for the Third Quarter of 2014 and the Form 8-K on October 28, 2014 further justifies its representation that it has more than just "nominal operations." As set forth in the unaudited financial statements of September 30, 2014 and in the recently filed Form 10-Q, the Company has sales of $174,166, assets of $128,304, and cash of $23,638. In addition, as reflected on the Form 8-K filed October 29 2014, the Company has $86,000 in additional revenue recorded after its September 30 2014 Quarterly Report.

2. Please advise to include pagination in your amended filing.

Response: The Company will revise as requested.

Item 1.01 Entry into a Material Agreement

3. Please revise the final paragraph of this section to clarify that with respect to the agreements entered into with Grandeur and Landmark, no authorized location has yet been determined according to the agreements. Discuss the implications of this fact with respect to consideration to be received under the respective agreements.

Response: The Company will revise as requested.

Item 1. Business

Senior Care

4. We note the statistics regarding senior care that you provide in this section of your document. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support.

Response: The Company will revise as requested. In further response, the Company submits to the Commission that its business intends on taking advantage of market conditions through the construction, development and operation of senior care facilities in China, independently or through partnership with related or unrelated parties.

As stated by the Chairman and President of the United States Export-Import Bank - Fred P. Hochberg, "There is no stronger brand in the World that 'Made in America'". *See* "Export-Import Bank Report to

Congress: Aggressive, Unregulated Financing from Foreign Competitors is Costing U.S. Jobs" dated June 25, 2014. The Company intends on building on this brand and provides a "slice of Americana" in the fastest growing economy in the World.

According to China's National Bureau of Statistics, China has roughly 185,000,000 people over the age of 60.[1] A 2007 study by the United Nations estimated that in 2005, there were 16 retired people in China for every 100 workers. The study projected that this ratio will reach 64 elderly for every 100 workers by 2025. Compare this to the United States, which currently has approximately 20 retirees for every 100 workers and is projected to have 33 retirees for every 100 workers by 2050. *See also* "Major Trends in China: The Next 10 Years" attached hereto.

China's government funding only covers 1.6% of seniors in need of care, who cannot otherwise pay for their own care. The World Bank's standard for developed nations is 8% coverage. As Li Jianguo, vice chairman and general secretary of the Standing Committee of the National People's Congress stated last year, this translates to a need for an additional 3,400,000 hospital and nursing home beds dedicated to senior care over the next five years alone. Clearly, the need for senior care facilities is outstripping the supply.

Risks Related to Ownership of Our Common Stock

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness…

5. Please revise your disclosure to clarify that you did not opt out, instead elected to take advantage of the extended transition period for complying with new or revised accounting standards. Further, please provide a separate, general, risk factor explaining this election, noting that it allows you to delay the adoption of new or revised accounting standards that have different effective companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

   Response: The Company will revise as requested.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

6. We note your statement under "Discussion" that you "also rely on future service agreements with Yilaime for revenues, which has not to date produced any significant revenue since our inception." Please amend your filing to provide these service agreements as exhibit, or advise us why you do not believe it is necessary to do so. Please refer to Item 601 of Regulation S-K.

   Response: Based on the recently filed "Service Provider Agreement" with Yilaime, a related party, the Company intends on deleting the term "future" and the phrase "which has not to date produced any significant revenue since our inception." The Company directs the Commission to its Form 8-K dated October 28, 2014.

7. We note you disclose you have limited sales of $174,166. Please revise to disclose the source of these sales and whether you have legally binding and enforceable agreements, invoices, or forms or agreement with regard to these sales.

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[1] *See* http://www.chinabusinessreview.com/senior-care-in-china-challenges-and-opportunities/

Response: As reflected in the Company's recently filed Form 10-Q for the Third Quarter of 2014, the Company has sales of $174,166 pursuant to those agreements disclosed in the September 23, 2014 Form 8-K and the Form 8-K at issue. The Company will revise its prior disclosure to incorporate these agreements.

8. Please expand your disclosure to explain, in detail, the nature of revenues "achieved." Also clarify whether by achieved, you mean earned, as contemplated ASC 605-10-25-1 (b). We note you did not earn any revenues from inception to June 30, 2014.

Response: As reflected in the Company's recently filed Form 10-Q for the Third Quarter of 2014, the Company has sales of $174,166 pursuant to those agreements disclosed in the September 23, 2014 Form 8-K and the Form 8-K at issue. The Company will revise its prior disclosure to incorporate these agreements.

Critical Accounting Policies

9. Please add critical accounting policy disclosure related to revenue recognition, identifying all significant sources of revenue, and your policy for recognizing each.

Response: The Company's revenue recognition policies comply with FASB ASC Topic 605. Revenue is recognized at the date of delivery to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer deposits. There are two customer agreements currently offered to AmericaTowne clients - (a) Licensing, Lease and Use Agreement, and (b) Exporter Services Agreement, both of which are detailed in the Company's September 15, 2014 Form 8-K. The Company will revise its prior disclosure to incorporate these agreements and the Company's revenue recognition under each.

The Company expects to realize revenue for export funding and support, and franchise and license fees for United States support locations. Additionally, if and when the Company further develops AmericaTowne, revenues would be expected to be recognized for (a) villa sales, rentals, timeshare and leasing; (b) hotel leasing and or operational revenues and sales; (c) theme park and performing art center operations, sales and/or leasing; and (d) senior care facilities, operations and or sales.

Sales returns and allowances was $0 for the three months ended September 30, 2014. The Company does not provide unconditional right of return, price protection or any other concessions to its customers.

Management

10. It appears your CEO is subject to a cease and desist order issued by the State of California – Department of Corporations on March 21, 2008. Please revise to include this disclosure, Refer to Item 401(f) of Regulation S-K regarding disclosure obligations concerning "Involvement in Certain Legal Proceedings."

Response: The Company will revise as requested.

Item 4. Security Ownership of Certain Beneficial Owners

11. Please revise to disclose the total number of shares currently outstanding. Refer to Item 403 of Regulation S-K.

    Response: The Company will revise as requested. In further response, the Company currently has 16,616,059 shares issued and outstanding.

Item 10. Recent Sales

12. We are uncertain why you cross reference Item 1.01 generally. Please revise to include disclosures required under Item 701 of Regulation S-K.

    Response: The Company will revise as requested. In further response, the Company disclosed in this manner as a means of limiting redundancy throughout its Form 8-K.

Exhibit 99.1

Unaudited Financial Statement as of June 30, 2014 and for the period from April 22, 2014 (Date of Inception) to June 30, 2014

13. It appears that Yilaime's acquisition of 100% of the company's common stock in June 2014 should have resulted in push down accounting for the quarter ended June 30, 2014. Please refer to ASC 805-50-S99 and advise us.

    Response: The Company will revise unaudited Financial Statement as of June 30, 2014 and for the period from April 22, 2014 (Date of Inception) to June 30, 2014 to apply push down accounting.

Thank you for your comments. The Company will expeditiously amend and revise its Form 8-K in the manner set forth herein. As Counsel for the Company, I hereby submit these responses based on the "Statement of Chairman of the Board and President" set forth below.

Please feel free to contact me with any further comments or questions.

Very truly yours,
PAESANO AKKASHIAN, PC

Anthony R. Paesano

[Statement of Chairman of the Board and President on Next Page]

Statement of Chairman of the Board and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Alton Perkins
Chairman of the Board
President